EXHIBIT 99.B

                          E.B. Family Partnership Ltd.
                           101 South State Road Seven
                            Hollywood, Florida 33023



                                February 28, 2001

Mr. Chaim Y. Edelstein
1040 Park Avenue, Apt. #12E
New York, New York 10028

         Re: Mayor's Jewelers, Inc.

Dear Chaim:

         As you know, we have had several discussions over the past several weeks concerning Mayor's Jewelers, Inc. ("Mayor's"). In contemplation of the foregoing, I and E.B. Family Partnership Ltd. (together "E.B. Family") are desirous of retaining you as a consultant in respect of Mayor's.

         Accordingly, we agree as follows:

         1. You agree to serve as a consultant to E.B. Family with respect to Mayor's for a period of three months. As a consultant, your primary responsibility will be to assist E.B. Family in its financial and qualitative analysis of Mayor's and in strategic planning. E.B. Family will pay you $12,500 for providing these services upon your acceptance of this letter. Upon the mailing of proxies for any insurgent slate nominated with respect to Mayor's 2001 annual meeting, E.B. Family shall pay you an additional $12,500.

         2. If an insurgent slate is nominated for election at Mayor's 2001 annual meeting, you agree to serve as a nominee for election.

         3. In addition to the consulting fee provided in paragraph 1 above, E.B. Family agrees to pay you a fee in the amount of $50,000 in the event that either (i) Mayor's effects by December 31, 2001 a sale of a majority of its assets, or (ii) any insurgent slate of which you are a nominee is elected at the annual meeting.

         4. E.B. Family will reimburse you for reasonable and customary out-of-pocket expenses incurred by you in connection with matters relating to your engagement hereunder; provided, however, that you shall not incur aggregate expenses in excess of $4,000 without my prior consent, and you will notify me of any

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expense item in excess of $500 prior to incurring such expense item.

         5. E.B. Family agrees to indemnify you against claims asserted against you on account of wrongful acts or omissions arising from or in connection with the matters contemplated by this letter, except for claims arising from your gross negligence or willful misconduct. You shall be afforded the opportunity to manage the defense of any claim in respect of which indemnify if [sic] sought, including the selection of counsel. E.B. Family agrees to advance legal fees as incurred.

         6. You understand that E.B. Family may publicly disclose the contents of this letter, including in connection with applicable legal requirements. Unless required by law, you agree to maintain this letter in strict confidence.

         If the foregoing accurately reflects your understanding, please sign the enclosed extra copy of this letter where indicated below.

                                            Yours truly,

                                            E.B. Family Partnership Ltd.




                                            By:
                                               --------------------------------
                                                              Eli Ben Shmuel


ACCEPTED AND AGREED:


--------------------
Chaim Y. Edelstein